Exhibit a(5)

For Immediate Release	For More Information Contact:
Barron Beneski (703) 406-5528
Public and Investor Relations
beneski.barron@orbital.com

ORBITAL ANNOUNCES CASH TENDER OFFER FOR ITS CONVERTIBLE SENIOR SUBORDINATED NOTES

(Dulles, VA 20 November 2012) — Orbital Sciences Corporation (NYSE: ORB) today announced the commencement of a cash tender offer (the “Tender Offer”) for any and all of the $143.75 million aggregate principal amount of its outstanding 2.4375% Convertible Senior Subordinated Notes due 2027 (the “Convertible Notes”). The Tender Offer will expire at 12:00 midnight, New York City time, on December 18, 2012, unless extended (as such time and date may be extended, the “Expiration Date”) or terminated earlier by the Company in its sole discretion. Convertible Notes tendered may be withdrawn at any time prior to 12:00 midnight, New York City time, on the Expiration Date. The Tender Offer is not subject to any minimum tender condition, however, the Tender Offer is subject to a financing condition (as described below), as well as certain other customary conditions.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, dated the date hereof (the “Offer to Purchase”), and Letter of Transmittal, dated the date hereof (the “Letter of Transmittal”), the Company is offering to pay, in cash, $1,015 for each $1,000 principal amount of Convertible Notes that are validly tendered and not properly withdrawn prior to 12:00 midnight, New York City time, on the Expiration Date and acquired pursuant to the Tender Offer. In addition, the Company will pay accrued and unpaid interest on Convertible Notes that are accepted for purchase in the Tender Offer up to, but excluding, the settlement date of the Tender Offer.

The Company intends to fund the repurchase of the Convertible Notes using the net proceeds of a proposed new term loan, together with cash on hand (as necessary). The timing, terms and size of the proposed term loan are subject to market and other conditions, and the Company cannot provide any assurance that the proposed term loan will be consummated at any specific time, or at all. The Tender Offer is conditioned upon the consummation of the proposed term loan, on terms satisfactory to the Company, in an aggregate principal amount of at least $150 million.

Subject to applicable law, the Company may, in its sole discretion, waive conditions applicable to the Tender Offer or extend, terminate or otherwise amend the Tender Offer.

The complete terms and conditions of the Tender Offer are set forth in the Offer to Purchase and Letter of Transmittal and the other related materials that the Company will distribute to holders of Convertible Notes after these documents are filed with the Securities and Exchange Commission (the “Commission”) as exhibits to the Company’s Schedule TO. Holders of Convertible Notes should read the Offer to Purchase and Letter of Transmittal and the other related materials because they contain important information including various terms and conditions of the Tender Offer.

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Orbital Sciences Corporation — 45101 Warp Drive, Dulles, VA 20166 — 703-406-5000

Orbital Sciences Corporation Announces Cash Tender Offer for Any and All of Its Outstanding 2.4375% Convertible Senior Subordinate Notes Due 2027 – Page 2

Citigroup Global Markets Inc. and Wells Fargo Securities, LLC are the dealer managers for the Tender Offer. Questions regarding the Tender Offer may be directed to Citigroup Global Markets Inc. and Wells Fargo Securities, LLC at (800) 558-3745 (U.S. toll free). Requests for documents may be directed to Georgeson Inc., the information agent, at (888) 658-5755 (U.S. toll free) or at 212-440-9800 (collect), or in writing to Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038.

None of the Company, its board of directors (or any committee thereof), the dealer managers, the depositary, the information agent, the trustee for the Convertible Notes or their respective affiliates is making any recommendation as to whether or not holders should tender all or any portion of their Convertible Notes in the Tender Offer.

This press release is for informational purposes only and is not an offer to sell or purchase or the solicitation of an offer to sell or purchase any securities discussed herein. The Tender Offer is only being made pursuant to the terms of the Offer to Purchase and Letter of Transmittal and the other related materials that the Company will distribute to holders of Convertible Notes after these documents are filed with the Commission as exhibits to the Company’s Schedule TO. The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction.

About Orbital Sciences Corporation

Orbital develops and manufactures small- and medium-class rockets and space systems for commercial, military and civil government customers. The Company’s primary products are satellites and launch vehicles, including low-Earth orbit, geosynchronous-Earth orbit and planetary exploration spacecraft for communications, remote sensing, scientific and defense missions; human-rated space systems for Earth-orbit, lunar and other missions; ground- and air-launched rockets that deliver satellites into orbit; and missile defense systems that are used as interceptor and target vehicles. Orbital also provides satellite subsystems and space-related technical services to U.S. Government agencies and laboratories.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include, but are not limited to, those related to Orbital’s financial outlook, the proposed term loan liquidity, goals, business strategy, projected plans and objectives of management for future operating results, and forecasts of future events. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often include the words “anticipate,” “forecast,” “expect,” “believe,” “should,” “will,” “intend,” “plan” and words of similar substance. Such forward-looking statements are subject to risks, trends and uncertainties that could cause the actual results or performance of the Company to be materially different from the forward-looking statement. Uncertainty surrounding factors such as continued government

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Orbital Sciences Corporation Announces Cash Tender Offer for Any and All of Its Outstanding 2.4375% Convertible Senior Subordinate Notes Due 2027 – Page 3

support and funding for key space and defense programs, including impacts of potential sequestration under the Budget Control Act of 2011, new product development programs, product performance and market acceptance of products and technologies, achievement of contractual milestones, government contract procurement and termination risks and income tax rates may materially impact Orbital’s actual financial and operational results. Other risks, uncertainties and factors are discussed under “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012 and September 30, 2012. Orbital is under no obligation to, and expressly disclaims any obligation or undertaking to update or alter any forward-looking statement, whether as a result of new information, subsequent events or otherwise, except as required by law.